Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mystic Farm & Distillery, Inc.
1212 N Mineral Springs Rd
Durham, NC 27703
https://www.whatismystic.com/

Up to $1,235,000.00 in Class B Non-Voting Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Mystic Farm & Distillery, Inc.
Address: 1212 N Mineral Springs Rd, Durham, NC 27703
State of Incorporation: DE
Date Incorporated: June 11, 2013

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Combo Investor Perk

Combo Perk 1 - Invest $500+ within the first three weeks and receive a challenge coin that entitles the owner to free tours of the distillery with cocktail (maximum 20 tickets per year).

Combo Perk 2 - Invest $2,500+ within the first week and receive 15% bonus shares.

Combo Perk 3 - Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Volume Based Perk

Tier 1 - Invest $1,500+ and receive a challenge coin that entitles the owner to free tours of the distillery with cocktail (maximum 20 tickets per year).

Tier 2 - Invest $5,000+ and receive a free tour** + 3% bonus shares.

Tier 3 - Invest $10,000+ and we will invite you to join the team for a two-hour barrel selection session when we are selecting Single Barrel Heart of Mystic - you will also take home 4 cases of Single Barrel Heart of Mystic from the selection, + 5% bonus shares.

Tier 4 - Invest $25,000+ and receive five hours of venue rental (date subject to availability) and a $1,000 bar tab credit for your event, + 10% bonus shares.***

Tier 5 - Invest $50,000+ and receive a Single Barrel Experience during which you will make bourbon with the staff, annual taps during the aging process, a custom label for your bourbon when it is released and all of the bottles from that barrel, + 12% bonus shares.

Flash Perk

Invest $4,500+ between 8:00am ET December 14, 2023 and 8:00am ET December 21, 2023 and receive 10% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

**Tour participants must be 21+ in order to receive alcoholic beverages.

***Investor must be 21+ in order to receive the 4 cases of Single Barrel Heart of Mystic.

****Investor must be 21+ in order to receive the bar tab credit.

The 10% StartEngine Owners' Bonus

Mystic Farm & Distillery will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.00 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Mystic Farm & Distillery, Inc. ("Mystic" or "Mystic Farm & Distillery" or the "Company") is a C-Corp. organized under the laws of the state of Delaware. Mystic Farm & Distillery is a small-batch bourbon producer. The Company crafts the North Carolina Piedmont's superior grain, water, oak and aging climate into world-class spirits such as Broken Oak bourbon.

They also provide tours and a unique tasting experience at their 22 acre farm distillery in Durham, North Carolina. Mystic offers a wide range of premium, ultra-premium and luxury spirits.

Business Model

Mystic's products are sold across retail locations, four wine stores, and are planning on opening additional satellite locations.

Based on internal calculations, the Company has a gross margin of approximately 60% for most of its products. The comapny is vertically integrated from field to bottle, with key supplier relationships for all major inputs. The Company also has an events and tour experience/tasting room business.

Corporate Structure

Mystic Farm & Distillery, Inc. was initially organized as Barrister and Brewer LLC, a North Carolina limited liability company on June 11, 2013. Then, effective October 1, 2023, the entity converted to a Delaware C-Corp named Mystic Farm & Distillery, Inc.

Intellectual Property

The company has one trademark: Mystic.

Competitors and Industry

Competitors

The company has worked to avoid competing with large established brands, and instead focus on true craft products that win the highest accolades and command strong premiums in the marketplace. Most of our competitors are mass-produced and do not focus on the ingredients.

Our products are more expensive than our competitors because they are uniquely crafted. We are focused on a more affluent audience of about 40 to 65 years of age.

Industry

The global bourbon spirits market was valued at $7.8 billion in 2021 and is projected to reach $12.8 billion by 2031, growing at a CAGR of 5% from 2022 to 2031.

Mystic Farm & Distillery produces vodka, gin, and bourbon. However, they are looking to expand the bourbon production and focus specifically on this market.

Current Stage and Roadmap

Current Stage

The Company's products are currently on the market and generating sales. Over $1,000,000 of revenue has been generated and the business has been profitable for the past three fiscal years.

Future Roadmap

The Company's efforts for the next three to five years will be focused on increasing production to support sales growth targets. They will be continuing to use the existing product process and only maximize the capacity of their current facility. They also plan to construct a new rickhouse to store the aging products of our increased production.

The Team

Officers and Directors

Name: Jonathan Blitz

Jonathan Blitz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CEO, Board Member, Principal Accounting Officer
  Dates of Service: June, 2013 - Present
  Responsibilities: Jonathan holds day-to-day responsibilities in accounting, tax, spirits production and regulatory matters. He conducts customer facing activities such as tours, experiences, and events. Jonathan receives an annual salary of $96,000. He also owns 24% of the company's equity.

Other business experience in the past three years:

- Employer: Katmar LLC
  Title: Executive Manager
  Dates of Service: December, 2015 - Present
  Responsibilities: Real estate management.

Name: Michael Steven Sinclair

Michael Steven Sinclair 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Board Member, President
  Dates of Service: November, 2013 - Present
  Responsibilities: Michael runs the front of house bar, product development, direct marketing, manage events, manage bar/event staff, and co-manages business development. He receives an annual salary of $96,000.

Name: Katie Marie Sinclair

Katie Marie Sinclair's current primary role is with NC Central University. Katie Marie Sinclair currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Master Blender, Board Member (Part-Time)
  Dates of Service: November, 2013 - Present

Responsibilities: Katie covers board-level management; blending and product development. Katie does not currently receive a salary. She owns 50% of the company's equity.

Other business experience in the past three years:

- Employer: NC Central University
  Title: Lecturer, GEC Coordinator (Spanish)
  Dates of Service: August, 2010 - Present
  Responsibilities: Katie teaches elementary-level Spanish as well as courses designed for medical and business professionals. She also coordinates all sections of lower level courses for Spanish department.

Name: Marla Tuchinsky

Marla Tuchinsky's current primary role is with Edward Jones. Marla Tuchinsky currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member (Part-Time)
  Dates of Service: June, 2013 - Present
  Responsibilities: Marla serves on the board of directors. She does not currently receive a salary. She owns 26% of the company's equity.

Other business experience in the past three years:

- Employer: Edward Jones
  Title: Senior Consultant
  Dates of Service: December, 2022 - Present
  Responsibilities: Leadership Development for the top 650

Other business experience in the past three years:

- Employer: Duke University School of Medicine
  Title: Instructor
  Dates of Service: January, 2015 - Present
  Responsibilities: Professor in the MMCi program

Other business experience in the past three years:

- Employer: Ten Springs Consulting
  Title: Principal
  Dates of Service: July, 2019 - Present
  Responsibilities: Manage client engagements and perform project work. Generally work is related to leadership development, executive coaching, strategy process consulting/facilitation and similar.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Class B Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not

intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will continue to find sufficient demand for its product or service, that people will continue to think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate sufficient revenue, continue to make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We may need access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of

your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Class B Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. In any other case, a voting proxy shall be in effect. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of firms like ours. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the highly regulated nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business,

financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Destruction of the Company's inventory due to a fire would cause significant costs that could prohibit the Company's operations.
If the Company's inventory were to be destroyed in the event of a fire, a tremendous amount of time and resources would be lost. Because of the nature of the business, this type of destruction may cause the Company to cease operations for a long period of time. To hedge against this risk, the Company has an insurance policy such that our facility can be rapidly brought back online, and business losses will be partly reimbursed. In addition, by dividing our aging inventory into multiple separated structures, it is likely that at least some of our aging inventory would survive a fire.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan Blitz	4,800,000	Class A Voting Common Stock	24.0%
Marla Beth Tuchinsky	5,200,000	Class A Voting Common Stock	26.0%
Katie Marie Sinclair	10,000,000	Class A Voting Common Stock	50.0%

The Company's Securities

The Company has authorized Class A Voting Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 20,000,000 with a total of 20,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Drag-Along. If a majority of the holders of the Company's Class A Voting Common Stock ("Majority Stockholders") elects to sell all of their Common Stock to any person, the Majority Shareholders may, at their option and upon notice to the Class B Stockholders, elect to require all, but not less than all, of the Class B Stockholders bound hereby to sell their Common Stock in such transaction on the same terms and conditions as the Majority Stockholders (including payment of their pro rata share of all costs associated with such transaction). Upon receipt of notice from the Majority Stockholders regarding their election pursuant to this Section, each Class B Stockholder joined or bound to this Agreement: (i) shall be obligated to sell his/her/its Common Stock in such transaction on the same terms and conditions as such selling Majority Stockholders, (ii) shall take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested of the Class B Stockholder by the Majority Stockholders, and (iii) hereby appoints the Majority Stockholders, acting jointly, as its attorney-in-fact to do the same on its behalf.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of any voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $1,200,277, a slight increase compared to fiscal year 2021 revenue of $1,106,590.

The increased revenue was due to increased sales. The company is frequently being discovered by new customers.

Cost of sales

Cost of sales in 2022 was $179,073, a decrease of approximately $82,747, from costs of $261,820 in fiscal year 2021. The reduction was largely due to the fact that the Company purchased more equipment in 2021 than in 2022.

Gross margins

Gross profit in 2021 and 2022 was $844,770 and $1,021,204, respectively.

2022 gross profit increased by $176,434 over 2021 gross profit. Gross margins as a percentage of revenues increased from 76.3% in 2021 to 85.1% in 2022. This increase in gross margin is due to the fact that there were decreased expenses in 2022 because most of the equipment purchased was done so in 2021.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services, and a building lease. Expenses in 2022 increased by $196,984 from 2021. This increase was primarily due to the production of additional barrels.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are continuing to reinvest earnings into the company. Past cash was primarily generated through sales of our products and our goal is to produce more of our successful products to meet the expanding demand.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2023, the company has $55,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We are currently net-profiting each month.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Of the total funds that our Company has, 96% ($1,235,000 of $1,285,000) will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

However, we believe the funds from this campaign are not necessary to the viability of the Company because it is net-profiting each month.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. The company is net-profiting monthly.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. The company is net-profiting monthly.

However, if we raise the maximum funding goal, we anticipate our monthly expenses to increase by about $16k to $20k a month. This difference would be taken up by the cost of increased production including utilities, payroll, barrels, barrel racks, and other supplies.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Katmar LLC
  Amount Owed: $119,270.00

Interest Rate: 0.0%
Maturity Date: January 01, 2027
The company entered into a lease agreement with Katmar LLC, a related party, for the agriculture and related purposes property, located in Durham County, North Carolina. The lease commenced on January 1, 2017 and shall be in effect for 10 years. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. Then on August 1, 2023, the Company entered into a superseding farm lease agreement with Katmar LLC for renting of agriculture land situated in Durham County (Counties), North Carolina and two buildings. The rent commenced on September 1, 2023 and shall be in effect for 5 year(s). Cash rent is $14,000 per month.

Related Party Transactions

- Name of Entity: Katmar LLC
  Names of 20% owners: Katie Sinclair, Marla Tuchinsky, and Jonathan Blitz
  Relationship to Company: Katmar LLC is Mystic's landlord. Katmar owns the land and current buildings on Mystic's site, and rents them to Mystic under a long-term lease agreement.
  Nature / amount of interest in the transaction: Katmar LLC has the same ownership structure as the raising entity.
  Material Terms: On December 20, 2016, the Company entered into a lease agreement with Katmar LLC (the company with the same ownership structure as the raising entity) for the agriculture and related purposes property, located in Durham County, North Carolina. The lease commenced on January 1, 2017, and shall be in effect for ten years. The rent paid for 2022 and 2021 are $89,000 and $98,614, respectively. Then on August 1, 2023, the Company entered into a superseding farm lease agreement with Katmar LLC for renting of agriculture land situated in Durham County (Counties), North Carolina and two buildings. The rent commenced on September 1, 2023 and shall be in effect for 5 year(s). Cash rent is $14,000 per month.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

*The Company set its valuation internally, without a formal third-party independent evaluation.

*The pre-money valuation has been calculated on a fully diluted basis. The Company has two classes of Common Stock authorized, with only one class having issued and outstanding shares. The Company has no outstanding or reserved options, warrants, or other securities with a right to purchase shares.

Based on a thorough evaluation of industry sales multiples and the Company's current assets and inventory, Mystic Farm & Distillery set its pre-money valuation (PMV) at $20,000,000.

Industry Sales Multiplier

Mystic is a bourbon distillery. Generally, the current industry multipliers for a bourbon distillery are 20x. Considering the company's net revenue of $1,200,277 in 2022, this would result in a valuation of approximately $24M using the sales multiplier method.

While the Company can justify a PMV of $24M via revenue multiplier, we have discounted the PMV to arrive at a more conservative PMV of $20M.

Price per Case

Furthermore, High West Bourbon was sold to Constellation brands for $160M. The $160M figure valued their sales of about 75,000 cases of premium, valued at $40 per bottle, as opposed to ultra-premium, valued at $75+ per bottle, and luxury $100+ per bottle per year at ~$2,133 per case. When extrapolated and applied to Mystic, which is producing roughly 2,500 cases per year, at a much higher retail price per case ($149.95 per bottle of Broken Oak) that multiple further support our claim for a $20M pre-money valuation.

For the reasons above, the Company believes its $20M PMV is justified.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Facilities / Equipment Upgrades
  10.0%
  We will contribute 10% of the funds to upgrading our facility and equipment.

- Packaging Upgrade & Marketing Spend
  15.0%
  We plan to allocate 15% of the proceeds to upgrading our packaging and increasing marketing spend.

- Production
  54.0%
  We plan to increase production to 300 additional barrels per year. We will allocate 54% of the funds of this raise to increasing production.

- Rickhouse
  7.5%
  We plan to allocate 7.5% of the proceeds to expanding our warehouse used for storing barrels of aging whiskey.

- Compliance & Overhead
  7.0%
  About 7% of the proceeds will be allocated towards legal and compliance costs as well as other overhead.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.whatismystic.com/ (https://whatismystic.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mystic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mystic Farm & Distillery, Inc.

[See attached]

BARRISTER AND BREWER LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Barrister & Brewer LLC
Durham, North Carolina

We have reviewed the accompanying financial statements of Barrister & Brewer LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

September 13, 2023
Los Angeles, California

BARRISTER AND BREWER LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	38,708	$	98,367
Acccounts Receivable, net		14,519		6,059
Inventory		333,290		215,324
Prepaids and Other Current Assets		-		-
Total current assets		**386,518**		**319,750**
Property and Equipment, net		0		0
Right of use assets		119,270		-
Total assets	**$**	**505,788**	**$**	**319,750**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	78,489	$	54,298
Deferred Revenue		-		32,000
Other Current Liabilities		4,918		5,474
Total current liabilities		**83,407**		**91,772**
Lease Liability		119,270		-
Total liabilities		**202,677**		**91,772**
MEMBERS' EQUITY				
Members' Equity		303,111		227,978
Total Members' Equity		**303,111**		**227,978**
Total Liabilities and Members' Equity	**$**	**505,788**	**$**	**319,750**

See accompanying notes to financial statements.

BARRISTER AND BREWER LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ 1,200,277	$ 1,106,590
Cost of Goods Sold	179,073	261,820
Gross profit	1,021,204	844,770
Operating expenses		
General and Administrative	696,339	521,916
Sales and Marketing	74,564	52,008
Total operating expenses	770,903	573,924
Operating Income/(Loss)	250,301	270,845
Interest Expense	-	-
Other Loss/(Income)	2,224	-
Income/(Loss) before provision for income taxes	248,077	270,845
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 248,077**	**$ 270,845**

See accompanying notes to financial statements.

(in , $US)		**Members' Equity**
Balance—December 31, 2020	**$**	**160,685**
Capital Distribution		(203,552)
Net income/(loss)		270,845
Balance—December 31, 2021	**$**	**227,978**
Capital Distribution		(172,944)
Net income/(loss)		248,077
Balance—December 31, 2022	**$**	**303,111**

See accompanying notes to financial statements.

BARRISTER AND BREWER LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	248,077	$	270,845
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		23,940		35,433
Impairment of Accounts Receivable		2,224		-
Changes in operating assets and liabilities:				
Acccounts Receivable, net		(10,684)		(6,059)
Inventory		(117,966)		(63,035)
Prepaids and Other Current Assets		-		125,561
Accounts Payable		24,191		(85,805)
Deferred Revenue		(32,000)		32,000
Other Current Liabilities		(555)		(2,784)
Net cash provided/(used) by operating activities		**137,225**		**306,156**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(23,940)		(35,433)
Net cash provided/(used) in investing activities		**(23,940)**		**(35,433)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Distribution		(172,944)		(203,552)
Repayment of Promissory Notes and Loans				(62,500)
Shareholder Loan		-		(18,424)
Net cash provided/(used) by financing activities		**(172,944)**		**(284,476)**
Change in cash		(59,659)		(13,752)
Cash—beginning of year		98,367		112,120
Cash—end of year	**$**	**38,708**	**$**	**98,367**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Barrister & Brewer LLC was formed on June 13, 2013 in the state of North Carolina. The financial statements of Barrister & Brewer LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Durham, North Carolina.

Mystic Farm & Distillery is a field-to-glass distillery located in the Research Triangle region of central North Carolina. We proudly craft the superior grain, water and aging climate of the North Carolina Piedmont into the world's finest bourbon and other spirits. Mystic's spirits are sold at retail from our distillery, and through the North Carolina Alcohol Beverage Control store system. We operate from a 21+ acre site in Durham and we lease an additional one hundred acres of farmland in Hillsborough North Carolina for grain production.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to ingredients, finished goods, packaging which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	5 years
Leasehold Improvements	5 years
Solar Power System	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its bourbon and other spirits.

Cost of sales

Costs of goods sold include the cost of goods sold, federal excise tax, freight, and shipping costs, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $74,564 and $52,008, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 13, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022 using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022 to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022 and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The cumulative effects of the changes made to our condensed consolidated balance sheet as of the beginning of 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	As filed December 31, 2021		Recognition of Operating Leases		Total Effects of Adoption		With effect of lease accounting standard update January 1, 2022	
Assets								
Right of use asset, net	$	-	$	142,373	$	142,373	$	142,373
Liabilities								
Current portion of lease obligation		-		23,103		23,103	$	23,103
Lease obligation		-		119,270		119,270	$	119,270
Deferred rent current		-		-		-	$	-
Deferred rent non-current		-		-		-	$	-
Equity								
Retained Earnings		-		-		-	$	-
Total	$	-	$	-	$	-	$	-

3. INVENTORY

Inventory consists of the following items:

As of December 31,		2022		2021
Glass bottles	$	1,100	$	3,335
Semi-finished products		316,750		200,600
Packaging (labels, closures, boxes)		645		453
Ingredients (sweeteners, enzymes, yeast)		487		645
Bottled Spirits		13,579		9,341
Schwag (shirts, glassware, souvenirs)		729		950
Total Inventory	**$**	**333,290**	**$**	**215,324**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of December 31,	2022	2021
Tax Payable	$ 4,918	$ 5,474
Total Other Current Liabilities	**$ 4,918**	**$ 5,474**

5. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,	2022	2021
Furniture and Equipment	$ 269,622	$ 263,290
Leasehold Improvements	17,608	-
Solar Power System	9,626	9,626
Property and Equipment, at Cost	**296,856**	**272,916**
Accumulated depreciation	(296,856)	(272,916)
Property and Equipment, Net	**$ -**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $23,940 and $35,433, respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022	
Member's name	**Ownership percentage**
Katie Sinclair	50.0%
Marla Tuchinsky	26.0%
Jonathan Blitz	24.0%
TOTAL	**100.0%**

7. DEBT

Lease

The company entered into a lease agreement with Katmar LLC, a related party, for the agriculture and related purposes property, located in Durham County, North Carolina. The lease commenced on January 1, 2017 and shall be in effect for 10 years. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The cumulative effects of the changes made to our balance sheet as of December 31, 2022, as a result of the adoption of the accounting standard update on leases were as follows:

		December 31, 2022
Lease liability		
Beginning balance	$	142,373
Additions	$	-
Lease payments		(23,103)
Balance at end of period	$	119,270

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	25,522
2024		28,194
2025		28,194
2026		37,360
2027		
Thereafter		-
Total	**$**	**119,270**

8. RELATED PARTY

On December 20, 2016, the Company entered into a lease agreement with Katmar LLC (the company with the same ownership structure as Barrister & Brewer LLC) for the agriculture and related purposes property, located in Durham County, North Carolina. The lease commenced on January 1, 2017, and shall be in effect for ten years. The rent paid for 2022 and 2021 are $89,000 and $98,614, respectively.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through September 13, 2023, which is the date the financial statements were available to be issued.

The company is in the process of converting into a Delaware C Corporation.

On August 1, 2023, the Company entered into a farm lease agreement with Katmar LLC for renting of agriculture land situated in Durham County (Counties), North Carolina and two buildings. The rent commenced on September 1, 2023 and shall be in effect for 5 year(s). Cash rent is $14,000 per month.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF MYSTIC FARM AND DISTILLERY

A World-Class Spirits Producer with Solid Financials

Mystic Farm & Distillery, Inc. ("Mystic" or "Mystic Farm & Distillery") is ten years old and has been profitable for the following three fiscal years (2020-2022). Mystic has been ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MYSTIC

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Our debt-free, founder-owned business had over $1.2M in revenue in 2022, and has been profitable for the past three years as we've reinvested profits to support future growth.
- Our bourbon was named 2023's Best Small Batch Bourbon Up to 5 Years at the 2023 San Francisco World Spirits Competition beating 93 other medalists in our category.
- The global craft spirits market is projected to grow at a CAGR of 29.2% from 2023 to 2030, potentially presenting opportunities for years to come. Capital raised will fund additional bourbon production.

*Source

Invest Now
$1.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$500	$20M


2023 San Francisco World Spirits Competition Best of Class
2023 San Francisco World Spirits Competition Double Gold
2021 San Francisco World Spirits Competition - Gold
2022 San Francisco World Spirits Competition - Gold

THE PITCH

From Local Ingredients to World-Class Spirits

At Mystic Farm and Distillery we grow the grain, use water from our on-site aquifer, and employ time-honored pot-distillation and aging to produce world-class bourbon. Our bourbon is recognized as 2023's "Best Small-Batch Bourbon up to 5 Years" at the world's premier spirits event, the San Francisco World Spirits Competition. Our distillery is located on a picturesque 22-acre site in Durham, North Carolina, a thriving hub for technology and life-sciences companies, giving us access to millions of consumers in a 30-mile radius.


MYSTIC
FARM & DISTILLERY
PRODUCING SOME OF THE
WORLD'S FINEST SPIRITS
We grow our own grain
Use water from our on-site aquifier
Employ time-honored pot-distillation and aging
HEART of MYSTIC
SINGLE BARREL STRAIGHT BOURBON WHISKEY
BROKEN Oak
STRAIGHT BOURBON WHISKEY
SAN FRANCISCO WORLD SPIRITS COMPETITION
BEST OF CLASS
DOUBLE GOLD
GOLD
WORLD SPIRITS DESIGN COMPETITION

We believe our proven local sourcing and exacting production practices yield top quality spirits while providing an authentic craft spirits experience to demanding consumers.

THE OPPORTUNITY & OUR BUSINESS MODEL

Exceptional Quality - Exceptional Performance

The Mystic Team has built our bourbon distillery from the ground up to produce world-class spirits. We have optimized our facility from the grain fields we lease nearby to produce corn and wheat, to the aquifer below our land that provides perfectly balanced water, to the equipment that we have assembled (and in many cases designed), to enable efficient operation. As the market for white oak barrels has become strained, we have begun sourcing North Carolina white oak directly from local stave mills. This vertical integration provides us with secure access to top-quality oak with superior aging characteristics. We bring the same level of discipline to our business management--the key to our success is that we are not carrying any debt or lease obligations for our equipment, and we have grown by reinvestment of profits.


MYSTIC
BROKEN
Oak
WHISKEY
SUPERIOR INGREDIENTS
Water drawn from an ancient aquifer
Superior grain grown on leased acreage
Select NC Oak Coopered to our specification
Aged to Maturity – NOT to a number
UNMATCHED TECHNIQUE
We hand distill every batch making cuts by taste and smell
We maximize the superior aging climate of North Carolina Piedmont
Each release is hand selected and blended to delight customers

Our business model reflects our commitment to disciplined growth and uncompromising quality. Our current business position reflects 9 years of reinvested positive cash flow and consistent monthly distributions.


FULLY EQUIPPED FACILITY
6
barrel per week nominal capacity
22
acre site in prime location
300
barrels per year goal in the near future

THE MARKET & OUR TRACTION

Strategic Growth - Elite Market Position

We believe our Bourbon is positioned in the upper tiers of the bourbon market, catering to the ultra-premium and luxury bourbon segments. This part of the bourbon market comprises 16 million consumers and is projected to grow at a CAGR of 11% (compared with an 8% CAGR for bourbon overall) (Source). With MSRPs ranging from $70 per 750ml equivalent to $150 per 750ml equivalent, this positioning maximizes ROI with high margins while avoiding sale pricing that erodes brand value.

As visionary leaders, Michael Sinclair and Jonathan Blitz bring a collective 25+ years of industry expertise to Mystic, combining production process mastery, savvy marketing and compliance experience.


MYSTIC
25+
Years of Industry Expertise
400+
Inventory of Aging Barrels
$1M+ Annual Revenue
HEART of MYSTIC
BOURBON WHISKEY
8%
Volume CAGR
11% Value CAGR for Bourbon in the U.S. Between 2016 and 2021

*Source

WHY INVEST

Invest in Mystic - Brand Focused and Quality Obsessed


INVEST TODAY
and join us in redefining excellence in the craft spirits industry
100 PROOF
Mystic
BOTTLED IN BOND
BOURBON WHISKEY
MYSTIC
MYSTIC

As we raise funds to accelerate the growth of our business, we intend to keep our focus on the two factors most important to our success: the world-class quality of our products, and the disciplined approach to business management that produces value for our stakeholders. We plan to deploy the capital from this raise directly where it will have the most impact on our brand value - producing more of our successful products to meet expanding demand.

Don't miss your chance to invest - join the Mystic team today.

ABOUT

HEADQUARTERS
**1212 N Mineral Springs Rd
Durham, NC 27703**

WEBSITE
View Site

Mystic Farm & Distillery, Inc. ("Mystic" or "Mystic Farm & Distillery") is ten years old and has been profitable for the following three fiscal years (2020-2022). Mystic has been producing world-class bourbon and other spirits from grain to glass.

TEAM

Jonathan Blitz
Co-Founder, CEO, Board Member, Principal Accounting Officer

As one of the founders of Mystic, Jonathan has used his experiences in technology startups, law, and industrial equipment to help build the world's top craft bourbon distillery. Jonathan is a cum laude graduate of St. Louis University Law School, was appointed to a term clerkship by a Senior United States District Judge, and has represented a diverse range of clients and organizations as a civil and criminal litigator.

Michael Sinclair
Co-Founder, Board Member, President

Michael has over 20 years of beer brewing experience as well as 8 years of project management and control system integration for major electric utilities as well as 10 years of software engineering work around control systems and smart grid applications. He holds degrees in software engineering and American history.

Katie Sinclair
Master Blender, Board Member (Part-Time)

Katie Sinclair is a double gold-medal award winning master blender at Mystic Farm & Distillery. Her passion is product and cocktail development. In addition, she enjoys developing customer educational experiences and offering heaps of Southern hospitality at the Farm. Katie also has a background in higher education and teaches Spanish for Professionals at a local university.

Katier spends 20 hours per week working for Mystic.

Marla Tuchinsky
Board Member (Part-Time)

Dr. Marla Tuchinsky is a business consultant, part-time professor, leadership coach and writer. She works with clients across industries, with particular expertise in the Health Care/Pharma sector. Marla has worked in more than 25 countries on 6 continents advising and training leaders in industries as diverse as alcoholic beverages, mining, government and finance. Marla has a Ph.D from Duke University and undergraduate and graduate degrees from Stanford. She has held faculty positions at Duke and INSEAD in addition to her experience in private industry.

Marla spends 4 hours per week at Mystic.

TERMS

Mystic Farm and Distillery

Overview

PRICE PER SHARE	VALUATION
$1	$20M
DEADLINE	FUNDING GOAL
Jan 15, 2024	$15k - $1.24M

Breakdown

MIN INVESTMENT	OFFERING TYPE
$500	Equity
MAX INVESTMENT	ASSET TYPE
$1,235,000	Common Stock
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
15,000	Class B Non-Voting Common Stock
MAX NUMBER OF SHARES OFFERED	
1,235,000	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Combo Investor Perk

Combo Perk 1 - Invest $500+ within the first three weeks and receive a challenge coin that entitles the owner to free tours of the distillery with cocktail (maximum 20 tickets per year).

Combo Perk 2 - Invest $2,500+ within the first week and receive 15% bonus shares.

Combo Perk 3 - Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Volume Based Perk

Tier 1 - Invest $1,500+ and receive a challenge coin that entitles the owner to free tours of the distillery with cocktail (maximum 20 tickets per year).

Tier 2 - Invest $5,000+ and receive a free tour** + 3% bonus shares.

Tier 3 - Invest $10,000+ and we will invite you to join the team for a two-hour barrel selection session when we are selecting Single Barrel Heart of Mystic - you will also take home 4 cases of Single Barrel Heart of Mystic from the selection, + 5% bonus shares.

Tier 4 - Invest $25,000+ and receive five hours of venue rental (date subject to availability) and a $1,000 bar tab credit for your event, + 10% bonus shares.***

Tier 5 - Invest $50,000+ and receive a Single Barrel Experience during which you will make bourbon with the staff, annual taps during the aging process, a custom label for your bourbon when it is released and all of the bottles from that barrel, + 12% bonus shares.

Flash Perk

Invest $4,500+ between 8:00am ET December 14, 2023 and 8:00am ET December 21, 2023 and receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***Tour participants must be 21+ in order to receive alcoholic beverages.*

****Investor must be 21+ in order to receive the 4 cases of Single Barrel Heart of Mystic.*

*****Investor must be 21+ in order to receive the bar tab credit.*

The 10% StartEngine Owners' Bonus

Mystic Farm & Distillery will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.00 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Mystic Farm and Distillery.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

https://vimeo.com/868824719

At Mystic, we craft the North Carolina Piedmont's superior grain, water and aging climate into award-winning bourbon.

Our business is built on a strong foundation – with revenues exceeding $1.1 million in each of the past three years.

What's even more impressive? Our profit margins have ranged from 22%, in 2021 to 16% in 2022 when we reinvested more profits into an additional 52 barrels. We've achieved these milestones while the company has remained debt-free – a testament to our strategic approach and commitment to excellence.

With every barrel of exceptional handcrafted bourbon we produce, we not only uphold our commitment to quality but also fuel our future growth. Even as we continually add to the hundreds of barrels aging gracefully in our rickhouse, Mystic remains profitable.

Now, as we set our sights on the future, we're seeking to build a new 3500 square-foot rickhouse. This investment aligns perfectly with our strong financial position and consistent profitability.

With increased production, we're not just creating more barrels; we're creating opportunities. Opportunities for growth, for innovation, and for success.

As the world of bourbon continues to expand, so does our opportunity. The world of bourbon continues to expand, so does our opportunity. The bourbon category is projected to grow at a CAGR of 11.44%, reaching a staggering $10.7B by 2028. And within this landscape, the Ultra-Premium and Luxury sub-categories, where Mystic shines, are projected to grow even faster, with average bourbon bottle prices growing 16.8% at one online retailer.

It's a testament to your support that our Ultra-Premium Broken Oak Bourbon, priced at $150, has emerged as our best-selling item by revenue in 2023.

Our formula for producing some of the world's best bourbon is simple: We produce the finest grain on leased farmland, mash with the pure and mineral-rich water from our on-site aquifer, ferment for more than one week, pot distill every batch by hand making discerning cuts by taste and smell, age the bourbon in North Carolina oak barrels made from wood we source ourselves, and age every barrel until it meets our standard.

Mystic bourbon is aged to maturity, not to a deadline.

Winning the best small-batch bourbon at one of the world's most prestigious bourbon competition is a testament to our commitment to excellence and quality.

Mystic is debt free, profitable and has never raised equity capital in the past. Now, we're facing high and growing demand for our bourbon and we need to expand our production to meet projected demand. We anticipate building a new rickhouse for barrel storage, expanding production to at least 300 barrels per year, and upgrading our packaging and branding as we expand.

At Mystic Farm & Distillery, we've always believed in the power of community. From the very beginning, it was the unwavering support of our local community that fueled our journey.

Your love for our bourbon and other spirits has been the cornerstone of our success. Thanks to you, we stand where we are today. This investment opportunity is for you - the very people who have loved and supported our products. We believe you appreciate the craftsmanship and quality of what we create.

Learn more about this exciting opportunity by visiting the StartEngine page for our offering. We welcome your questions and look forward to having you as partners in this next chapter of our journey.

Mystic Farm's Distillery – Crafting the Piedmont's superior grain, water and aging climate into one of the world's finest bourbons and other spirits.

Together, let's raise a glass to the future and celebrate the next part of our journey. Cheers, and we'll see you at the Farm!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Attachment 1

Class B Non-Voting Common Stock Stockholder Agreement

This Class B Non-Voting Common Stock Stockholder Agreement (this "Agreement") is made by and among Mystic Farm & Distillery, Inc., a Delaware corporation (the "Company"), and each of the persons holding Class B Non-Voting Common Shares of the Company who agrees by joinder or otherwise to be bound by this Agreement, each a "Class B Stockholder," and collectively "Class B Stockholders."

In consideration of the issuance of Class-B Non-Voting Common Shares issued to the Class B Stockholder, the promises set forth herein by each party being bound hereto, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Class B Stockholder hereby agrees as follows:

1. Drag-Along. If a majority of the holders of the Company's Class A Voting Common Stock ("Majority Stockholders") elects to sell all of their Common Stock to any person, the Majority Shareholders may, at their option and upon notice to the Class B Stockholders, elect to require all, but not less than all, of the Class B Stockholders bound hereby to sell their Common Stock in such transaction on the same terms and conditions as the Majority Stockholders (including payment of their pro rata share of all costs associated with such transaction). Upon receipt of notice from the Majority Stockholders regarding their election pursuant to this Section, each Class B Stockholder joined or bound to this Agreement: (i) shall be obligated to sell his/her/its Common Stock in such transaction on the same terms and conditions as such selling Majority Stockholders, (ii) shall take all actions (including executing documents) in connection with consummation of the proposed transaction as may reasonably be requested of the Class B Stockholder by the Majority Stockholders, and (iii) hereby appoints the Majority Stockholders, acting jointly, as its attorney-in-fact to do the same on its behalf.

2. Third Party Beneficiary. The Company and the Majority Stockholders shall each be third party beneficiaries of this Agreement and shall have the right and authority to enforce this Agreement.

3. Effective Date. This Agreement shall be effective upon the first execution of a joinder by or other agreement to be bound by a Class B Stockholder.

Agreed:

Mystic Farm & Distillery, Inc.

By: ________________________
Jonathan Blitz, Chief Executive Officer

[See separate joinders or binding agreements with respect to Class B Stockholders.]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "MYSTIC FARM & DISTILLERY, INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF AUGUST, A.D. 2023, AT 4:55 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7652817 8100
SR# 20233397299

Authentication: 204086917
Date: 09-01-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:55 PM 08/31/2023
FILED 04:55 PM 08/31/2023
SR 20233397299 - File Number 7652817

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator hereby certifies as follows:

1. Name. The name of this corporation is: Mystic Farm & Distillery, Inc.

2. Registered Agent. The Registered Office of the corporation in the State of Delaware is located at 108 Lakeland Ave. in the City of Dover, County of Kent, Zip Code 19901. The name of the Registered Agent at such address upon whom process against this corporation may be served is Capitol Services, Inc.

3. Purpose. The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

4. Authorized Shares. The total number of shares of stock that the corporation shall have authority to issue is **Thirty Million (30,000,000)** shares of **$0.00001 par value** common stock ("**Common Stock**"), of which **Twenty Million (20,000,000)** are designated as Class A Voting Common Stock ("**Class A Voting Common Stock**") and **Ten million (10,000,000)** are designated as Class B Non-Voting Common Stock ("**Class B Non-Voting Common Stock**"). The rights, preferences, powers and privileges of the shares of Class A Voting Common Stock and Class B Non-Voting Common Stock are identical, except that the Class B Non-Voting Common Stock shall have no voting rights on any matter except as required by law, and for all purposes under these restated articles of incorporation the Class A Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the corporation.

5. Director Liability. No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of Article 5 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

6. Indemnification. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the

foregoing provisions of this Article 6 shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification. The following indemnification provisions shall apply to the persons enumerated below.

(a) Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section (c) of this Article 6, the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

(b) Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article 6 or otherwise.

(c) Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article 6 is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(d) Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

(e) Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

(f) Non-Exclusivity of Rights. The rights conferred on any person by this Article 6 shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the certificate of incorporation, these by-laws, agreement, vote of stockholders or disinterested directors or otherwise.

(g) Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, Limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

(h) Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (i) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Fifth; and (ii) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article 6.

(i) Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article 6 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

7. Incorporator. The name and mailing address of the incorporator are as follows:

Name:	Daniels & Daniels, P.A.
Mailing Address:	P.O. Box 12218 Research Triangle Park North Carolina
Zip Code:	27709

[Signatures Follow on Next Page]

Daniels & Daniels, P.A., Incorporator

By: ____
Walter E. Daniels, Vice President